March 31, 2005


via facsimile and U.S. mail

Mr. Robert T. Trebing, Jr.
Chief Financial Officer
Gardenburger, Inc.
15615 Alton Parkway, Suite 350
Irvine, California 92618


	Re:	Gardenburger, Inc.
		Form 10-K, Filed February 18, 2005
		File No. 000-20330

Dear Mr. Trebing:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended September 30, 2004

Management`s Discussion and Analysis, page 18

		Critical Accounting Policies, page 28

1. We note that you identify five areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. In future filings, please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Refer to FRC Section 501.14 for further guidance on this subject. Please submit a sample of your intended disclosures to be included in your future filings.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the reference to the dual dated audit report of your predecessor auditor, KPMG LLP. However, the report of your predecessor auditor is dated November 7, 2003 and does not include the second date referenced in the report of BDO Seidman LLP, dated December 29, 2003. Please clarify this discrepancy.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-7

		Slotting Fees, page F-9

3. Tell us what you mean by your disclosure that your new accounting methodology is to "expense the slotting fees at the time revenue is recognized." A similar disclosure is made on page 32. In this regard, we note your auditor`s letter in Exhibit 18 that explains that "the Company now recognizes slotting fees as a reduction of net sales in the period the related revenue is recognized." If your policy is to treat these fees in the manner described by your auditor, please identify the classification in the disclosures of your future filings.

Note 11.  Revolving Credit and Term Loan, page F-16

4. Explain to us how you have considered the guidance in EITF
Issue
86-30 in light of your non-compliance with certain of your financial debt covenants.

Controls and Procedures, page 31

5. Please revise your disclosure in future filings to identify the "independent third party consultant" you have retained "to assist in the preparation of your compliance with Rule 404 of the Sarbanes-Oxley Act of 2002." In addition, indicate (i) when each significant deficiency or material weakness, as applicable, first began, (ii) the estimated cost of remediation, and (iii) the timeframe you anticipate will be necessary to implement the remediation steps. To the extent the amount and timing of your remediation efforts are material, please expand your MD&A to address these items.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Goeken at (202) 824-5287 or Shannon Buskirk at (202) 942-1826 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


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Gardenburger, Inc.
March 31, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE